 Exhibit 99.1
ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
Dear Shareholder,
You are cordially invited to attend the Annual General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the “Company”) to be held at 14:30, Israel time, on Wednesday, May 12, 2021, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.
The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.
For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 and 2, as specified on the enclosed form of proxy.
We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting, or vote over the Internet in accordance with the instructions on your proxy card.
Thank you for your continued cooperation.
Very truly yours,
Yair Seroussi,
Chairman of the Board of Directors
Haifa, Israel
April 5, 2021
AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

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ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of ZIM Integrated Shipping Services Ltd. (the “Company”) will be held at 14:30, Israel time, on Wednesday, May 12, 2021, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:
1.    To re-elect all members of the Company’s board of directors (the “Board of Directors”); currently, there are nine (9) directors in office (a separate vote for each director will be taken); and
2.    To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2020. These documents can be found on the Company’s website at: www.zim.com.
Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than Monday, April 12, 2021.
Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.
Only shareholders of record at the close of the trading day of Monday, April 12, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, or vote over the Internet in accordance with the instructions on your proxy card.
Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.
Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.
By Order of the Board of Directors,
Yair Seroussi,
Chairman of the Board of Directors
Haifa, Israel
April 5, 2021

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ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
PROXY STATEMENT
This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the “Shares”), of ZIM Integrated Shipping Services Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 14:30, Israel time, on Wednesday, May 12, 2021, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).
At the Meeting, the shareholders will be asked to consider and vote on the following matters:
1.   To re-elect to the Company’s Board of Directors nine (9) of the directors currently in office (a separate vote for each director will be taken); and
2.   To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2020. These documents can be found on the Company’s website at: www.zim.com.
Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.
Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than Monday, April 12, 2021. If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the section entitled “Proposals of Shareholders” below.
The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.
Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Israeli Companies Law of 1999 (the “Companies Law”), a quorum at the adjourned meeting will be that required for convening such meeting.

VOTING PROCEDURES; EXPRESSING POSITIONS
Registered Shareholders
Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.
Shareholders in “Street Name” whose Shares are held through CEDE & Co.
Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.
Note for Shareholders Voting via Proxy Card
Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above.
Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company by Wednesday, May 12, 2021 at 10:30, Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, each of the chairman of the Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.
Shareholders may also vote their Shares over the Internet in accordance with the instructions on the proxy card.
Position Statements
Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Mr. Noam Nativ, General Counsel and Company Secretary of the Company, no later than Sunday, May 2, 2021. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.
Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about April 14, 2021 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.
We currently intend to hold the Meeting in person. However, depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at

https://investors.zim.com/overview/default.aspx and on Form 6-K as promptly as practicable. We encourage you to check this website one week prior to the meeting date if you are planning to attend the Meeting.
OUTSTANDING SHARES AND VOTING RIGHTS
The Company had 115,000,000 Shares outstanding as of March 31, 2021. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.
DIRECTORS’ AND OFFICERS’ COMPENSATION
The table below reflects the Company’s compensation costs related to the employment of the Company’s five most highly compensated officers (as such term is defined in the Companies Law) with respect to the year ended December 31, 2020. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car, phone and rent for relocated officers), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in the Company’s financial statements for the year ended December 31, 2020, including compensation paid to such officers following the end of the year in respect of services provided during the year. Each of the officers was covered by the Company’s directors’ and officers’ liability insurance policy and was granted an exculpation and indemnification letter as approved by our shareholders in accordance with applicable law and the Company’s articles of association (the “Articles”).
Name and Position of Director or Officer(1)	Salary(2)	Value of Benefits (3)	Bonuses(4)	Value of Equity Based Compensation Granted (5)	Total
	(U.S. dollars in thousands)(6)
Eli Glickman, President & Chief Executive Officer	683	245	1,719	147	2,794
Xavier Desriau, EVP Chief Financial Officer	635	52	592	27	1,306
Nissim Yochai, EVP Pacific Business Unit	382	378	376	27	1,163
David Arbel, EVP Chief Operations Officer	423	230	414	27	1,094
Rani Ben-Yehuda, EVP Cross Suez and Atlantic BU	339	140	332	27	838

(1)
All such officers are employed on a full time (100%) basis.

(2)
“Salary” means yearly gross base salary.

(3)
“Social Benefits” include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the relevant officers, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, rent for relocated officers, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(4)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2020, including the annual cash bonus for 2020, which have been provided for in the Company’s financial statements for the year ended December 31, 2020, but paid during 2021. Such amounts exclude bonuses paid during 2020 which were provided for in the Company’s financial statements for previous years.

(5)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the equity fair value on the grant date,

calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 11c to our consolidated financial statements included in our 2020 Annual Report.
(6)
The amounts in the table paid in ILS with respect to salary and benefits were translated into U.S. Dollars based on the average representative rate of exchange of the U.S. Dollar against the ILS during 2020 (U.S. $1 = ILS 3.436), and with respect to bonuses were translated into U.S. Dollars based on the representative rate of exchange of the U.S. Dollar against the ILS on December 31, 2020 (U.S. $1 = ILS 3.215).

Proposal No. 1
RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS NINE (9) OF THE
DIRECTORS CURRENTLY IN OFFICE
At the Meeting, all nine (9) currently serving directors are proposed to be re-elected, who will constitute the Company’s Board of Directors. Each of the re-elected directors will hold office until the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the Articles or applicable laws or regulations. Unless otherwise instructed, all proxies will be voted in favor of the nine nominees listed below.
Notwithstanding the foregoing, the Company intends to comply with the rule of the New York Stock Exchange (the “NYSE”) that a majority of its directors be independent within one year following the listing of the Company’s Shares on the NYSE. Our Board of Directors has determined that each of Yair Seroussi, Nir Epstein, Flemming Robert Jacobs and Regina Ungar do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of the NYSE. If the Company will not be in compliance with the said rule shortly before one year following the listing of the Company’s Shares on the NYSE, the Board of Directors will act in order to effectuate such compliance, including by electing “independent” director/s who will serve until the next annual general meeting of shareholders, and/or calling a special meeting of shareholders to elect one or more “independent” directors (as such term is defined in the NYSE rules).
Each of the nominees has indicated to the Company his availability for re-election and has declared that: (i) he/she has the required qualifications and ability to devote the time required for his/her service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.
The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors, subject to the maximum number of directors that may serve on the Company’s Board of Directors pursuant to the Company’s articles of association. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.
The following are details on the directors standing for re-election:
Yair Seroussi has served as the Chairman of the Company’s Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the TASE. From 2017 to 2019 he was chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which is listed on NASDAQ since June 2017, and a member of the investment committee of Menora Mivtachim, since March 2018. Mr Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.
Yair Caspi has served as a member of the Company’s Board of Directors since August 2019. Mr. Caspi also serves as a director in Israel Corporation Ltd., in O.P.C. Energy Ltd. since 2019 (and as its chairman since 2020) and in Oil Refineries Ltd. since 2020. Mr. Caspi has served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 1998 to 2018. Mr. Caspi holds a LLB in Law and a bachelor’s degree in business administration from the Interdisciplinary Center Herzliya and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.
Dimitrios Chatzis has served as a member of the Company’s Board of Directors since July 2014. Mr. Chatzis currently serves as the President and Managing Director of DEX Consultants S.A., which he founded in 2004. Mr. Chatzis holds diplomas in international business management and ocean & air shipping management from New York University and holds diplomas in shipping law and insurance from the Seatrade Cambridge Academy of Transport.
Nir Epstein has served as a member of the Company’s Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.
Flemming Robert Jacobs has served as a member of the Company’s Board of Directors since October 2014. Mr. Jacobs currently serves as a Member of the Baltic Exchange Council, London, is a Member of the Advisory Board of the Panama Canal, Panama, and is Independent Consultant to Stonepeak Infrastructure Partners, New York. He is Non-Executive Director Emeritus of the not-for-profit Global Maritime Forum, Copenhagen, which he founded in 2017. Mr. Jacobs holds a Commercial Diploma from HH, now Copenhagen Business School, and completed a Management Course at Harvard Business School.
Dr. Karsten Karl-Georg Liebing has served as a member of the Company’s Board of Directors since July 2014. Dr. Liebing has served as Managing Partner of HAMMONIA Reederei GmbH & Co. KG since 2008 and as Managing Director of HAMMONIA Reederei GmbH & Co. KG. since 2005. He has also served as a Member of the Management Board at HCI Hammonia Shipping AG since 2007 and as a Member of the Supervisory Board at HCI Capital AG since 2013. Dr. Liebing holds a bachelor’s degree in economics from the University of Hanover in Hanover, Germany and a master’s degree in business administration and doctoral degree in economics from the University of Hamburg in Hamburg, Germany.
Birger Johannes Meyer-Gloeckner has served as a member of the Company’s Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst-Moritz-Arndt University in Greifswald, Germany.
Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and currently he is serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Phytech, Sofwave, Epitomee, Healthy.io, Cymbio and Vessle. Mr. Sebba holds a bachelor’s degree in management and industrial engineering from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.
Regina Ungar, C.P.A (Certified Public Accountant) has served as a member of our Board of Directors since July 2014. Ms. Ungar provides corporate finance advisory services to the banking, real estate, industrial and service sectors. Over the last ten years, Mrs. Ungar allocated a significant part of her career to serving as an independent board member, active chairperson and chairing critical board committees in some of Israel’s largest and most complex corporations. Ms. Ungar was elected to serve on large uncontrolled company boards including ZIM. As an independent board member, Mrs. Ungar specializes and serves as a director with financial expertise of large public and government owned corporations, including Chairperson of the Board at Packer Steel leading a large scale reorganization of a NIS 500 million steel manufacturer specializing in coating and metal treatment and steel products as well as MIVNE Real Estate (K.D) Ltd., a public company listed on TASE. She is a Vice President of the Institute of Certified Public Accountants in Israel and holds a bachelor’s degree in accounting &economics and a master’s degree in business administration from Tel Aviv University.
Compensation
All the proposed nominees (other than Mr. Yair Seroussi, as detailed below), if re-elected, will be entitled to the following remuneration: (i) an annual fee in the amount of U.S. $100,000, to be paid in quarterly installments; and (ii) a payment per participation in meetings of the Board and its committees in the amount of U.S. $2,000 per meeting (“Participation Fee”), as well as value added tax, if and to the extent applicable. The Participation Fee for meetings held without actual convening (such as unanimous written resolutions) is reduced by 50%. The Participation Fee for meetings held via media communications is reduced by 40%. The proposed nominees are further entitled to reimbursement for reasonable expenses.
Mr. Yair Seroussi, as the Active Chairman of the Company, if re-elected, will be entitled to a gross monthly fee of ILS 150,000 plus applicable VAT against an invoice for his services as well as reimbursement for reasonable expenses.
The proposed nominees, if re-elected, will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of exculpation and indemnification provided to them by the Company.
For additional information regarding the compensation of our directors, see “Item 6.B — Compensation — Compensation of Directors” of the Company’s 2020 Annual Report.
Alternate Directors
Subject to the Companies Law, the Articles provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may dismiss such alternate director and appoint another instead of any alternate director whose office has been vacated for any reason, either for a particular meeting or permanently. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.
The Companies Law further stipulates that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the re-election of Messrs. Yair Seroussi, Yair Caspi, Dimitrios Chatzis, Nir Epstein, Flemming Robert Jacobs, Dr. Karsten Karl-Georg Liebing, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba and Ms. Regina Ungar, as directors of the Company until the Company’s next annual general meeting, as presented to the shareholders, be, and same hereby is, approved.”
The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2
APPROVAL OF THE RE-APPOINTMENT OF SOMEKH CHAIKIN, AN AFFILIATE OF
KPMG INTERNATIONAL COOPERATIVE, AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL
GENERAL MEETING
Under the Companies Law and the Articles, the Company’s shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Audit Committee) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the New York Stock Exchange.
Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Somekh Chaikin, an affiliate of KPMG International Cooperative, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2020 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2020 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2020 Annual Report.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED to approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and as presented to the shareholders, be, and same hereby are, approved.”
The Board of Directors recommends a vote FOR approval of this proposed resolution.
OTHER BUSINESS
Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.
The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than Wednesday, May 12, 2021 at 10:30 Israel time, or vote over the Internet in accordance with the instructions on your proxy card.
By Order of the Board of Directors, Yair Seroussi, Chairman of the Board of Directors
April 5, 2021